

11016641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __DECEMBER 1, 2009__ AND ENDING __NOVEMBER 30, 2010__

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 STERLING GRACE MUNICIPAL SECURITIES CORP.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 SUMMERHILL ROAD

(No. and Street)

SPOTSWOOD	NEW JERSEY	08884
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK DOYLE   732-251-2460

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC

          (Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY, LIVINGSTON, NEW JERSEY 07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AFFIRMATION

I, Mark Doyle, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Sterling Grace Municipal Securities Corp. for the year ended November 30, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


_____
Mark Doyle
Title: President

Date: _____


Sworn to and subscribed before me
This _____ day of _____, 2011

_____

Notary Public

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Independent Auditors' Report
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholders' Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report .
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3)._

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

NOVEMBER 30, 2010

CONTENTS

	Page
Independent Auditors' Report	1

Financial Statements:

Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5

| Notes to Financial Statements | 6-10 |
| Independent Auditors' Report on Supplementary Information | 11 |

Supplementary Information:

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)	14-16
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	17-18



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 · Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, NJ 08884

We have audited the accompanying statement of financial condition of Sterling Grace Municipal Securities Corp. (the "Company") as of November 30, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corp. as of November 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sobel : Co, LLC

Certified Public Accountants

Livingston, New Jersey
January 25, 2011

Member of

 North America

An association of legally independent firms

Incorporating the firm of M. I. Grossman Company, L.L.C.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2010

ASSETS

Cash and cash equivalents	$ 6,650,624
Securities owned - trading	9,680,156
Accrued interest receivable	248,704
Security deposits	1,995
Loan receivable - employee	65,500
Other assets	58,343
Total Assets	$ 16,705,322

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Payable to clearing broker	$ 9,359,839
Officer loan	200,000
Loan payable-related party	500,000
Accrued expenses	132,614
Total Liabilities	10,192,453

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	6,512,869
Total Liabilities and Stockholders' Equity	$ 16,705,322

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEAR ENDED NOVEMBER 30, 2010

REVENUE:	
Trading profit	$ 2,249,477
Interest	1,097,191
Unrealized gain	262,924
Total Revenue	3,609,592
OPERATING EXPENSES:	
Compensation	1,469,050
Employee benefits	138,740
Travel and entertainment	1,429
Telephone	7,542
Rent	53,346
Subscriptions	78,528
Office expense	177,252
Clearance charges	21,179
Regulatory fees and assessments	15,142
Interest	427,890
Charitable contributions	5,250
Professional fees	26,496
Postage	1,626
Interest expense - other	39,750
Insurance	1,440
Total Operating Expenses	2,464,660
INCOME BEFORE PROVISION FOR FEDERAL INCOME TAXES	1,144,932
Provision for current income taxes	240,000
NET INCOME	$ 904,932

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2010

	Common Stock*	Retained Earnings	Stockholders' Equity
Balance, December 1, 2009	$ 48,000	$ 5,559,937	$ 5,607,937
Net Income	-	904,932	904,932
Balance, November 30, 2010	$ 48,000	$ 6,464,869	$ 6,512,869

*   1,000 shares authorized, 100 shares issued

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2010

CASH FLOWS PROVIDED BY (USED FOR):

OPERATING ACTIVITIES:

Net income	$ 904,932
Changes in certain assets and liabilities:	
Securities owned - trading	1,339,448
Interest receivable	45,872
Receivable from clearing broker	48,240
Loan receivable	12,550
Other assets	13,757
Payable to clearing broker	(1,659,765)
Accrued expenses	(4,122)
Net Cash Provided by Operating Activities	700,912

FINANCING ACTIVITIES:

Repayment of officer loan	(300,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	400,912

CASH AND CASH EQUIVALENTS:

Beginning of year	6,249,712
End of year	$ 6,650,624

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:

Interest	$ 451,640
Income taxes	$ 241,500

STERLING GRACE MUNICPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA, and the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the *FASB Accounting Standards Codification.*

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of the first-in, first-out (FIFO) method. Recording net realized gains or losses on the average price or specifically identified cost methods would not result in any material differences.

Security Valuation:
Fair Value Measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

STERLING GRACE MUNICPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.

Level 2: Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At November 30, 2010, the Company has classified their municipal bonds investments as Level 2 securities.

Income Taxes:

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for the 2008, 2009, and 2010 tax year ends are subject to audit by federal and state jurisdictions. At November 30, 2010, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2010 financial statements.

STERLING GRACE MUNICPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after November 30, 2010, through January 25, 2011, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Southwest Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2010, the amount due to the Clearing Broker was $9,359,839. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company. The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $427,890 for the year ended November 30, 2010.

NOTE 4 - LOAN RECEIVABLE - EMPLOYEE

In April 2001, the Company loaned an employee $126,000. The loan bears interest at 7.375%. The loan is secured by the employee's personal guarantee and is due on demand. At November 30, 2010 the loan balance is $65,500. Interest earned of $5,087 has been recorded as interest income as of November 30, 2010.

NOTE 5 - OFFICER LOAN:

On March 31, 2002, an officer of the Company loaned the Company $200,000. The loan; which bears interest at 8%, is unsecured and payable on demand. Interest is paid annually. On November 5, 2009, the same officer loaned the Company $300,000. This loan, which bears interest at 4.59%, is unsecured and payable on demand. This loan, including accrued interest, was repaid to the officer on December 1, 2009. Interest incurred on these loans and charged to interest expense-other through November 30, 2010 amounted to $16,000.

STERLING GRACE MUNICPAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2010

NOTE 6 - LOAN PAYABLE-RELATED PARTY:

On December 5, 2006, Spotswood Partners, a related entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other, amounted to $23,750 at November 30, 2010.

NOTE 7 - 401 K ROTH PLAN:

The Company sponsors a 401K Roth plan covering all full-time employees who have two years of service and are age 21 or older. Employer matching contributions to the plan are determined each year by the officers of the Company. The Company did not make a contribution during the year ended November 30, 2010.

NOTE 8 - COMMITMENTS:

The Company renewed its 24 month non-cancelable operating office lease effective February 2010, at a monthly rental of $4,450. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under such non-cancelable operating lease as of November 30, 2010 is as follows:

Year	
2011	$ 53,400
2012	8,900
	$ 62,300

NOTE 9 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 9 - NET CAPITAL REQUIREMENTS: (Continued)

At November 30, 2010, the Company has net capital of $5,729,030, which was $5,629,030 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

NOTE 10 - INCOME TAXES:

The Company takes into account the effect of current and deferred taxes when determining its provision for income taxes. After taking into consideration the effects of certain non-taxable income, and the availability of loss carryovers to offset the current year taxable income, the Company has recorded a current tax provision for the year ended November 30, 2010.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.


INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the accompanying financial statements of Sterling Grace Municipal Securities Corp. as of November 30, 2010, and have issued our report thereon dated January 25, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 25, 2011



STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2010

NET CAPITAL:

Total stockholders' equity qualified for net capital	$	6,512,869
Deductions and charges:		
Nonallowable assets:		
Accrued interest receivable		49,851
Security deposits		1,995
Loan receivable - employee		65,500
Other assets		58,343
Total Nonallowable Assets		175,689
Net Capital Before Haircuts on Securities Position		6,337,180
Haircuts on securities:		
Federal obligations		-
State and municipal government obligations		606,669
Undue concentrations		1,481
Total Haircuts on Securities Positions		608,150
NET CAPITAL	$	5,729,030

AGGREGATE INDEBTEDNESS:

Items included in statements of financial condition:		
Accrued expenses	$	132,614
Notes payable		700,000
TOTAL AGGREGATE INDEBTEDNESS	$	832,614

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Net capital requirement	$	100,000
Excess net capital	$	5,629,030
Excess net capital at 1000%	$	5,720,704
Ratio: aggregate indebtedness to net capital		0.1 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Included in Part IIA of Form X-17A-5 as of		
November 30, 2009:		
Net capital, as reported in Company's		
(Unaudited) FOCUS report Part IIA	$	5,413,540
Net audit adjustments		215,490
NET CAPITAL PER ABOVE	$	5,629,030

The accompanying notes are an integral part of these financial statements.

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
 UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2010

Sterling Grace Municipal Securities Corp. is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of rule 15c3-3. All customer transactions have been cleared through another broker-dealer (Southwest Securities Inc.) on a fully disclosed basis.



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 · Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In planning and performing our audit of the financial statements and supplementary information of Sterling Grace Municipal Securities Corp. (the "Company") as of and for the year ended November 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Member of



North America

14

An association of legally independent firms

Incorporating the firm of M. I. Grossman Company, L.L.C.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
January 25, 2011



Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 · Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended November 30, 2010, which were agreed to by Sterling Grace Municipal Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sterling Grace Municipal Securities Corp.'s management is responsible for the Sterling Grace Municipal Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended November 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended November 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments; if any, noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co, LLC

Certified Public Accountants

Livingston, New Jersey
January 25, 2011

STERLING GRACE MUNICIPAL SECURITIES CORPORATION.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

NOVEMBER 30, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___NOVEMBER___ , 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020003   FINRA   NOV   1/2/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL RD
SPOTSWOOD, NJ   08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __7145__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__3980__)

              Date Paid

   C. Less prior overpayment applied   (__191__)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __3356__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __3356__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STERLING GRACE MUNICIPAL SEC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _26_ day of __JANUARY__ , 20 _11_ .

JAMES DRSCHEDL, VP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___DEC 1___, 2009
and ending ___Nov 30___, 20 10
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __3,346,668__

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

   Total additions   __0__

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __21,179__

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __467,640__

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

       Enter the greater of line (i) or (ii)   __467,640__

       Total deductions   __488,819__

2d. SIPC Net Operating Revenues $ __2,857,849__

2e. General Assessment @ .0025 $ __7145__

(to page 1, line 2.A.)

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